The Kraft Heinz Foods Company
200 East Randolph Street, Suite 7600
Chicago, Illinois 60601
(847) 646-2000

VIA EDGAR AND EMAIL

May 17, 2017

H. Roger Schwall
Assistant Director, Office of Natural Resources
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	The Kraft Heinz Company
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Definitive Proxy Statement on Schedule 14A
Filed March 3, 2017
File No. 1-37482

Dear Mr. Schwall:

Thank you for your May 3, 2017 letter (the “Comment Letter”), regarding the review by the staff of the Securities and Exchange Commission (the “Staff”) of The Kraft Heinz Company’s (“Kraft Heinz” or the “Company”) Definitive Proxy Statement on Schedule 14A filed on March 3, 2017 (the “Proxy Statement”). We have reviewed the Staff’s comment and have set forth our response below. For ease of reference, the text of the comment is reproduced in italics immediately preceding our response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 28

1. Please revise your executive compensation disclosure to provide the compensation discussion and analysis required by Item 402(b) of Regulation S-K. For example, please explain the specific performance metrics used to calculate annual incentive compensation and how each executive officer’s performance compared to these metrics. In this regard, we note you disclose that each named executive officer had four or five Management by Objectives evaluated through at least eight Key Performance Indicators in addition to a financial multiplier in 2016 based on year-over-year organic change in EBITDA.

Response:
The Company notes the Staff’s comment and has considered the requirements of Item 402(b) of Regulation S-K and related interpretations. While the Company believes that the current presentation of executive compensation in the Proxy Statement provides all material information necessary to understand the Company’s executive compensation program, we acknowledge the Staff’s comment and in future filings will present additional detail on our executive compensation programs.

Specifically, we will provide additional details on the performance metrics related to our Annual Performance Bonus Plan. As discussed in the Proxy Statement, the annual performance-based cash bonus payments to our named executive officers (“NEO”) are based on (1) business performance and (2) their individual performance. Each NEO is granted a target annual incentive award opportunity prior to the beginning of each year, which is set as a percentage of the NEO’s annual base salary (250% for Mr. Hees, 200% for Messrs. Basilio and Pelleissone and 150% of base salary for Mr. Romaneiro for our 2016 fiscal year). Due to the nature of Mr. Hees’ role and responsibilities and the global nature of Messrs. Basilio and Pelleissone’s roles, their respective target awards are greater than Mr. Romaneiro's.

The business performance component of the cash bonus in 2016 was based on organic change in adjusted EBITDA. For 2016, the relevant multiplier could have ranged from 0% to 130% depending on the organic change in adjusted EBITDA. If the organic change in adjusted EBITDA fell between the threshold and the maximum levels, the business performance component multiplier would have been between 70% and 130%. If the threshold had not been met, no payout would be made. The following table shows the 2016 global and zone target and actual results as applicable. For each of Messrs. Hees, Basilio and Pelleissone, 100% of the target was based on global change in EBITDA; for Mr. Romaneiro, 40% of the business performance component was based on global EBITDA, while 60% was based on EBITDA for the APAC zone.

Performance Metric	Target	Actual	% of Target
Organic Change in Global EBITDA	16.3%	19.2%	119.2%
Organic Change in APAC EBITDA	5.4%	1.3%	80.6%

The individual performance component of the annual bonus plan is based on a participant’s achievement of his or her individual performance goals. At the beginning of the year, a participant is assigned multiple quantitative and project metrics called “Key Performance Indicators” or “KPIs” and each KPI is assigned a weighting. The Board approves the KPIs for the CEO, and the Compensation Committee approves the KPIs for the CEO’s Direct Reports. None of the individual KPIs are material to understanding how the bonus program operated, or how annual cash incentive amounts were determined in 2016. Individual performance for the NEOs for 2016 was 91.6%, 95.0%, 99.0% and 85.0% for Messrs. Hees, Basilio, Pelleissone and Romaneiro, respectively. In addition, the Committee and, for his direct reports, Mr. Hees, may adjust individual awards by up to 20%. In 2016, Mr. Hees and the Compensation Committee approved a 10% increase to Mr. Basilio’s bonus due to contributions delivered on top of his individual objectives during the year.

Should the staff require any additional information, please contact the undersigned or Christopher Anderson, Assistant Corporate Secretary at (847) 646-2000.

Sincerely,
/s/ Paulo Basilio
Paulo Basilio
Executive Vice President and Chief Financial Officer

cc:	Christopher Anderson
James Savina
Melissa Werneck
Karina Dorin, Attorney-Advisor
Anuja A. Majmudar, Attorney-Advisor

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